July 3, 2014

Kristina Aberg
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re;	Fragmented Industry Exchange, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed June 12, 2014
File No. 333-194748

Dear Ms. Aberg:

On behalf of our client, Fragmented Industry Exchange, Inc., a Delaware corporation (the “Company”), we are filing herewith an Amendment No. 2 (the “Amendment”) to the Company’s Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on March 21, 2014, as amended by Amendment No. 1 to Registration Statement filed on June 12, 2014 (as amended, the “Registration Statement”).  The Amendment has been prepared in response to the comments of the staff (the “Staff”) delivered by way of it letter dated June 25, 2014 (the “Comment Letter”).  Set forth below are the Company’s responses to the Staff’s comments, numbered in a manner to correspond to the order which the Staff’s comments were delivered. For your convenience, we have included the original comments from the Comment Letter in their entirety.

Prospectus Summary, page 4

Company Overview, page 4

1.
We note your response to comment 7 of our prior comment letter dated April 17, 2014. We note that you plan to use an Algorithm when it is operational, and until then you are using Microsoft Excel, to “match” relevant counterparties. Please revise your disclosure to discuss the criteria that you will use to “match” counterparties. Please also revise to explain whether or not you will be involved in the transactions between the buyers and sellers, and if so, please discuss your role in these transactions.

Response: In response to the Staff’s comment, additional disclosure has been included in the Amendment to discuss the criteria to be used to match counterparties and to explain that the Company will not be involved in the transaction between buyers and sellers.

2.
We note your response to comment 10 of our prior comment letter and your revised disclosure on page 4 that you are currently in discussion with an outside third party developer who will complete your Algorithm. Please revise your disclosure to clarify whether you have commenced the development of your Algorithm and, if so, where you are in the process of developing your Algorithm.

Kristina Aberg
Securities and Exchange Commission
July 3, 2014

Response:  In response to the Staff’s comment, additional disclosure has been included in the Amendment to clarify that the Company has not commenced development and that additional funds will be required prior to commencement.

Our Revenue Model, page 5

3.
We note your response to comment 11 of our prior comment letter. Please revise your disclosure to discuss the material terms of the membership agreements for your Industry Exchanges, including, for example, the term of these agreements, when membership fees are due and any termination provisions.

Response: In response to the Staff’s comment, additional disclosure to include the material terms for these agreements.

4.	Please revise your disclosure here to identify and discuss the material provisions of any business services agreement that you plan to have your business services customers execute.

Response: In response to the Staff’s comment, additional disclosure is included in the Amendment to discuss the material terms of the business services agreements the Company plans to have its business services customers execute

Interim Financial Statements – March 31, 2014

Note 2 – Summary of Significant Accounting Policies

5.
Please provide an affirmative statement that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading. Reference is made to Instruction 2 of Rule 8-03 of Regulation S-X.

Response:   Please be advised that an affirmative statement that the financial statements include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading is included in the Amendment in Note 1 of the Interim Financial Statements for the Period Ended March 31, 2014.

Please advise us as soon as possible if the staff has any further comments relating to the Registration Statement or the Amendment.  You can contact the undersigned at (310) 982-2720.  Thank you in advance for your courtesy and cooperation.

Very truly yours,

Indeglia
&Carney

                                                                                                               /s/ Indeglia & Carney LLP

Gregory R. Carney

cc:        Fragmented Industry Exchange, Inc.